

Mail Stop 4631

September 28, 2009

Via U.S. mail and facsimile (423) 229-4137

Mr. Brian L. Henry
Senior Counsel & Assistant Secretary
Eastman Chemical Company
P.O. Box 511, Building 75
Kingsport, Tennessee 37662-5075

> RE: **Eastman Chemical Company**
> **Definitive Proxy Statement on Schedule 14A filed on March 27, 2009**
> **File No. 001-12626**

Dear Mr. Henry:

We have reviewed your response letter dated September 11, 2009 and have the following additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your proposed disclosure language in the second full paragraph on page 3 of your response letter. In future filings, please revise your disclosure to identify the objectives established at the beginning of the performance year for both the executives organization and the Chief Executive Officer organization.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director